

For Immediate Release

8x8, Inc.

8x8, Inc. Announces Second Quarter Fiscal 2013 Results

Record revenue of $26.4 million; Non-GAAP net income of $3.7 million, or $0.05 per share

SAN JOSE, Calif. -- Oct. 24, 2012 -- 8x8, Inc. (Nasdaq: EGHT), provider of innovative cloud-based business communications and computing solutions, today announced financial operating results for the second quarter of fiscal 2013 ended September 30, 2012.

Second Quarter Fiscal 2013 Financial Highlights:

- Total revenue for the quarter increased 33% year over year to a record $26.4 million from $19.8 million in the same period of fiscal 2012.
- Revenue from business customers comprised 96% of total revenue for the quarter.
- Overall gross margin increased to 68% compared with 67% in the prior quarter and 66% in the same period last year. Service gross margin was 76%, compared with 75% in the prior quarter and 77% in the same period last year.
- Non-GAAP net income (as outlined in the reconciliation table below) was $3.7 million, or $0.05 per diluted share, compared with $1.7 million, or $0.02 per diluted share, in the same period a year ago.
- GAAP net income was $1.7 million, or $0.02 per diluted share, compared with $0.8 million, or $0.01 per share, for the same period last year.
- Ended the quarter with $40.1 million in cash, cash equivalents and investments compared with $19.1 million on September 30, 2011.

"I am pleased to announce another outstanding quarter marked by solid revenue and profit growth alongside increased gross margins which we expect will continue to improve as a result of the operational efficiencies of our cloud-based, monthly recurring revenue business model," said 8x8 Chairman & CEO Bryan Martin.

Second Quarter Fiscal 2013 Operating Metrics and Other Business Highlights:

- Average monthly revenue per business customer was $256, compared with $207 in the same period last year and $250 in the prior quarter.
- Average number of services subscribed to per business customer grew to 10.6 from 9.0 in the same period last year and 10.1 services in the prior quarter.
- For new customers added during the September quarter, the average number of services subscribed to grew to 14.7 from 12.4 in the same period last year.
- Business service revenue churn was 1.0%, compared with 1.9% in the same period last year and 2.3% in the prior quarter.
- Ended the quarter with 30,498 business customers, up from 29,913 business customers in the prior quarter; net company additions for the quarter were affected by the departure of approximately 400 'one-number access' customers representing approximately $9,000 per month in recurring revenue that were previously acquired in 2008 from Avtex Solutions.

- Awarded two new patents related to contact/call center technologies; company has been awarded 83 U.S. patents since inception.
- Received the 2012 North American Frost & Sullivan Award for leadership in Hosted IP Telephony and Unified Communications in July.
- Introduced an enhanced smartphone and tablet app that incorporates video calling, presence, call recording, expanded PBX features and advanced audio compression technology.

"Our operating metrics for the second quarter of fiscal 2013 demonstrate the continued adoption of a greater number of 8x8 services by both small and mid-market customers, many of whom have multiple geographic locations and mobile workforces that are no longer served or supported by legacy premise-based or hybrid approaches," Martin continued. "According to recent Frost & Sullivan data, 84% of companies have remote workers who spend at least 25% of their time away from their desks. To support this growing trend, we have significantly enhanced our core Virtual Office hosted PBX offering with upgraded smartphone and tablet apps that extend the communications capabilities and productivity advantages of our services onto the most popular telephony, video and mobile devices used in today's business environments. We look forward to delivering these and other new applications as the business communications market continues to evolve."

Six Months Year to Date Fiscal 2013 Financial Highlights:

- Total revenue for the six months ended September 30, 2012, increased 35% year over year to $51.6 million from $38.3 million in the same period of fiscal 2012.
- Overall gross margin for the six months ended September 30, 2012, increased to 67.3%, compared with 66.7% in the same period last year.
- Non-GAAP net income (as outlined in the reconciliation table below) for the six months ended September 30, 2012, was $7.1 million, or $0.10 per diluted share, compared with $3.6 million, or $0.05 per diluted share, for the same period last year.
- GAAP net income for the six months ended September 30, 2012, was $10.4 million, or $0.14 per diluted share, compared with $2.8 million, or $0.04 per diluted share, for the same period last year.

Non-GAAP Measures

We have provided in this release financial information that has not been prepared in accordance with Generally Accepted Accounting Principles (GAAP). We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures below. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

Non-GAAP net income and non-GAAP net income per share

We have defined non-GAAP net income as net income for GAAP plus loss on investment, non-cash tax adjustments, stock-based compensation, amortization of acquired intangible assets, acquisition-related costs, facility exit costs and gain on patent sale. We have excluded loss on a strategic investment in another company and gain on patent sale because we consider these to be isolated transactions and believe these are not reflective of our ongoing operations. Non-cash tax adjustments represent the differences between the amount of taxes we expect to pay and our GAAP tax provision each period. We have excluded stock-based compensation expense because it relies on valuations based on future events, such as the market price of our common stock, that are difficult to predict and are affected by market factors that are largely not within the control of management. Amortization of acquired intangible assets is excluded because it is a non-cash expense that we do not consider part of ongoing operations when assessing our financial performance, as it relates to accounting for certain purchased assets. We have excluded acquisition-related expenses, including expenses to exit facilities, because these expenses are difficult to predict and are often one-time. We define non-GAAP net income per share as non-GAAP net income divided by the weighted-average diluted shares outstanding. We define non-GAAP net income percentage of revenue as non-GAAP net income divided by revenue. The GAAP and non-GAAP weighted average number of diluted shares to calculate GAAP and non-GAAP earnings per share are the same. We believe that such exclusions facilitate comparisons to our historical operating results and to the results of other companies in the same industry, and provides investors with information that we use in evaluating management's performance on a quarterly and annual basis.

Management will host a conference call to discuss these results and other matters related to the Company's business today, October 24, 2012, at 4:30 p.m. EDT. The call is accessible via the following numbers and webcast links:

Dial In:	(877) 843-0417, domestic
	(408) 427-3791, international
Replay:	(855) 859-2056, domestic (Conference ID #37358227)
	(404) 537-3406, international (Conference ID #37358227)
Webcast:	http://investors.8x8.com

Supplemental financial slides will be presented through 8x8's Virtual Meeting web conferencing portal, which can be accessed at: http://virtualmeeting.8x8.com/Q2FY2013Earnings.

About 8x8, Inc.

8x8, Inc. (NASDAQ: EGHT) empowers business conversations for more than 30,000 small and medium-sized businesses with cloud communications services that include hosted PBX telephony, unified communications, contact center and video conferencing solutions. Named the No. 1 Provider of Hosted IP Telephony by market research firm Frost & Sullivan, 8x8 has been delivering business communications services since 2004 and has garnered a reputation for technical excellence and outstanding reliability. For additional information, visit www.8x8.com, or connect with 8x8 on Facebook and Twitter.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, and 8x8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

# # #

Investor Relations Contact:
Joan Citelli
Joan.citelli@8x8.com
(408) 654-0970

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts; unaudited)

| | Three Months Ended September 30, | | Six Months Ended September 30, | |
	2012	2011	2012	2011
Service revenue	$ 24,177	$ 18,013	$ 47,349	$ 35,034
Product revenue	2,194	1,806	4,274	3,292
Total revenue	26,371	19,819	51,623	38,326
Operating expenses:				
Cost of service revenue	5,825	4,059	11,511	7,874
Cost of product revenue	2,672	2,613	5,382	4,883
Research and development	2,030	1,540	3,856	2,947
Sales and marketing	11,010	9,076	21,551	17,260
General and administrative	2,070	1,666	4,134	2,891
Gain on patent sale	-	-	(11,965)	-
Total operating expenses	23,607	18,954	34,469	35,855
Income from operations	2,764	865	17,154	2,471
Other income (expense), net	9	(11)	17	9
Income before provision (benefit) for income taxes	2,773	854	17,171	2,480
Provision (benefit) for income taxes	1,032	22	6,813	(299)
Net income	$ 1,741	$ 832	$ 10,358	$ 2,779
Net income per share:				
Basic	$ 0.02	$ 0.01	$ 0.15	$ 0.04
Diluted	$ 0.02	$ 0.01	$ 0.14	$ 0.04
Weighted average number of shares:				
Basic	71,261	63,710	70,989	62,989
Diluted	74,558	67,759	74,210	66,833

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	September 30, 2012	March 31, 2012
ASSETS		
Current assets		
Cash and cash equivalents ……………...........................	$ 38,108	$ 22,426
Investments ……………………………………………	2,009	1,942
Accounts receivable, net	4,153	2,279
Inventory	571	581
Deferred tax assets ……………………………………	1,151	7,730
Other current assets	1,058	928
Total current assets	47,050	35,886
Property and equipment, net	7,225	3,820
Intangible assets, net …………………………………	10,908	11,622
Goodwill …………………………………………………	25,150	25,150
Deferred tax assets, non-current …………………………	53,977	53,977
Other assets	409	278
Total assets	$ 144,719	$ 130,733
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 5,065	$ 5,476
Accrued compensation	3,047	3,105
Accrued warranty	376	387
Deferred revenue	985	891
Other accrued liabilities	2,438	2,356
Total current liabilities	11,911	12,215
Other liabilities …………………………………………	1,820	68
Total liabilities	13,731	12,283
Total stockholders' equity	130,988	118,450
Total liabilities and stockholders' equity.............................	$ 144,719	$ 130,733

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, unaudited)

	Six Months Ended September 30,	
	2012	**2011**
Cash flows from operating activities:		
Net income	$ 10,358	$ 2,779
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation	1,132	716
Amortization	714	74
Stock-based compensation	1,062	595
Deferred income tax provision (benefit)	6,579	(336)
Other	207	37
Changes in assets and liabilities:		
Accounts receivable, net	(2,050)	(438)
Inventory	(19)	1,491
Other current and noncurrent assets	(258)	153
Deferred cost of goods sold	(3)	(14)
Accounts payable	(277)	(1,737)
Accrued compensation	(58)	(366)
Accrued warranty	(11)	29
Accrued taxes and fees	205	(127)
Deferred revenue	94	235
Other current and noncurrent liabilities	1,688	151
Net cash provided by operating activities	19,363	3,242
Cash flows from investing activities:		
Purchases of property and equipment	(4,730)	(1,211)
Acquisition of businesses, net of cash acquired	-	(713)
Net cash used in investing activities	(4,730)	(1,924)
Cash flows from financing activities:		
Capital lease payments	(59)	(247)
Repurchase of common stock	(147)	(1,038)
Proceeds from issuance of common stock under employee stock plans	1,255	693
Net cash provided by (used in) financing activities	1,049	(592)
Net increase in cash and cash equivalents	15,682	726
Cash and cash equivalents at the beginning of the period	22,426	16,474
Cash and cash equivalents at the end of the period	$ 38,108	$ 17,200

8x8, Inc.
Selected Operating Statistics

	Three Months Ended				
	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012
Gross business customer additions (1)	3,176	2,836	2,892	2,943	2,915
Gross business customer cancellations (less cancellations within 30 days of sign-up)	1,620	1,642	1,697	1,458	2,149
Business customer churn (less cancellations within 30 days of sign-up) (2)	2.1%	2.0%	2.0%	1.7%	2.4%
Business service revenue churn	1.9%	1.9%	1.6%	2.3%	1.0%
Total business customers (3)	26,727	27,677	28,671	29,913	30,498
Business customer average monthly service revenue per customer (4)	$ 207	$ 239	$ 244	$ 250	$ 256
Overall service margin	77%	77%	76%	75%	76%
Overall product margin	-45%	-24%	-15%	-30%	-22%
Overall gross margin	66%	68%	68%	67%	68%
Business subscriber acquisition cost per service (5)	$ 101	$ 92	$ 99	$ 97	$ 89
Average number of services subscribed to per business customer	9.0	9.4	9.8	10.1	10.6
Business customer subscriber acquisition cost (6)	$ 906	$ 867	$ 965	$ 980	$ 944

(1) Includes 250 customers acquired directly from our acquisitions in the second quarter of fiscal 2012 from Contactual and does not include customers of Virtual Office Solo or Zerigo, Inc. ("Zerigo").

(2) Business customer churn is calculated by dividing the number of business customers that terminated (after the expiration of the 30-day trial) during that period by the simple average number of business customers during the period and dividing the result by the number of months in the period. The simple average number of business customers during the period is the number of business customers on the first day of the period plus the number of business customers on the last day of the period divided by two. In the second quarter of fiscal 2013, an affiliate with 411 business customers representing approximately $9,000 of monthly service revenue cancelled service. Excluding these 411 cancellations, business customer churn (less cancellations within 30 days of sign-up) was 1.9%.

(3) Business customers are defined as customers paying for service. Customers that are currently in the 30- day trial period are considered to be customers that are paying for service. Customers subscribing to Virtual Office Solo or Zerigo services are not included as business customers.

(4) Business customer average monthly service revenue per customer is service revenue from business customers in the period divided by the number of months in the period divided by the simple average number of business customers during the period.

(5) Business subscriber acquisition cost per service is defined as the combined costs of advertising, marketing, promotions, sales commissions and equipment subsidies for business services sold during the period divided by the number of gross business services added during the period.

(6) Business customer subscriber acquisition cost is business subscriber acquisition cost per service times the average number of services subscribed to per business customer.

8x8, Inc.
RECONCILIATION OF NET INCOME TO NON-GAAP NET INCOME
AND NON-GAAP NET INCOME PER SHARE
(In thousands, except per share amounts; unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,	
	2012	2011	2012	2011
Net income	$ 1,741	$ 832	$ 10,358	$ 2,779
Gain on patent sale	-	-	(11,965)	-
Non-cash tax adjustments	801	-	6,579	(336)
Amortization	357	48	714	74
Stock-based compensation expense	506	329	1,062	595
Acquisition-related expense	-	479	-	486
Facility exit expense	296	-	305	-
Non-GAAP net income	$ 3,701	$ 1,688	$ 7,053	$ 3,598
Weighted average number of shares:				
Diluted	74,558	67,759	74,210	66,833
GAAP net income per share - Diluted	$ 0.02	$ 0.01	$ 0.14	$ 0.04
Gain on patent sale	-	-	(0.16)	-
Non-cash tax adjustments	0.01	-	0.09	(0.01)
Amortization	-	-	0.01	-
Stock-based compensation expense	0.01	-	0.01	0.01
Acquisition-related expense	-	0.01		0.01
Facility exit expense	0.01	-	0.01	-
Non-GAAP net income per share - Diluted	$ 0.05	$ 0.02	$ 0.10	$ 0.05
GAAP net income percentage of revenue	7%	4%	20%	7%
Gain on patent sale	-	-	-23%	-
Non-cash tax adjustments	3%	-	13%	-1%
Amortization	1%	-	1%	-
Stock-based compensation expense	2%	2%	2%	2%
Acquisition-related expense	-	3%	-	1%
Facility exit expense	1%	-	1%	-
Non-GAAP net income percentage of revenue	14%	9%	14%	9%